[redacted]

05039309 ES

SE... ...GE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH DC 202 SECTION

SEC FILE NUMBER
8-052068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Fallbrook Capital Corporation

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 FALLBROOK AVENUE, SUITE 111
(No. and Street)

WEST HILLS	**CA**	**91307**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brandt Blanken 818-712-6931
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	**Florida**	**33486**
(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

AM
3-23-2005

OATH OR AFFIRMATION

I, **Brandt Blanken**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **Fallbrook Capital Corporation**, as of **December 31**, 31 **04** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

"See Jurat"
Public Notary

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Los Angeles } ss.

Subscribed and sworn to (or affirmed) before me this 28th (Date) day of February (Month), ~~19~~2005 (Year), by

(1) Brandt Blanken
Name of Signer(s)

(2) ______
Name of Signer(s)

ALMA VERONICA ALVARADO
Commission # 1541637
Notary Public - California
Los Angeles County
My Comm. Expires Jan 6, 2009

[signature]
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

FALLBROOK CAPITAL CORPORATION

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

FALLBROOK CAPITAL CORPORATION
FINANCIAL STATEMENTS AND SCHEDULES

TABLE OF CONTENTS

P Jason Ling,
CPA, P.A.

786 NW 6th Drive
Boca Raton, FL 33486
Phone: (561) 361-9595; Fax: (561) 892-8382

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Fallbrook Capital Corporation:

We have audited the accompanying statement of financial condition of Fallbrook Capital Corporation as of December 31, 2004, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fallbrook Capital Corporation as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of informing an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling, CPA, PA

Boca Raton, Florida
February 14, 2005

FALLBROOK CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2004

Assets	
Current Assets	
Cash and cash equivalents	22,029
Due from Shareholder	10,057
Total Assets	$ 32,086
Liabilities & Shareholders' Equity	
Liabilities	
Legal & professional fees payable	2,500
Payroll taxes payable	10,057
Total Liabilities	12,557
Shareholders' Equity	
Common stock, no par value, 100 shares authorized issued and outstanding	
Additional paid-in capital	17,500
Retained earnings	2,029
Total Shareholders' Equity	19,529
Total Liabilities and Shareholders' Equity	$ 32,086

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Commission revenue	$ 2,381,928
Interest & dividends	1
Total Revenues	2,381,929
Expenses	
Commissions, salaries, & benefits	2,348,003
Legal & professional	19,199
Licenses & registrations	7,097
Occupancy & administrative	2,202
Total Expenses	2,376,501
Net Income	5,428

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance as of December 31, 2003	$ -	17,500	(3,399)	$ 14,101
2004 net income			5,428	5,428
Balance as of December 31, 2004	-	17,500	2,029	19,529

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net Operating Income	$ 5,428
Depreciation	-
	5,428
Adjustments to reconcile net operating income to net cash provided by operating activities:	
Increase in due from shareholder	(10,057)
Increase in payroll taxes payable	10,057
Decrease in legal & professional fees payable	(30)
Total adjustments	(30)
Total cash flows from operating activities	5,398
Net increase (decrease) in cash & cash equivalents	5,398
Cash and cash equivalents - Beginning of Period	16,631
Net cash and cash equivalents - End of period	22,029

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business – Fallbrook Capital Corporation (the Company) is a Florida corporation formed on August 10, 1999. The Company was formed for the purpose of conducting business as a broker-dealer in private placements in direct participation programs. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company's main office is located in West Hills, CA, is registered in six states, and has two registered persons. The Company's only source of revenue is from commission generated, on a best-efforts basis, from the sale private placements of direct participation programs of tax incentive investments to corporate and institutional investors.

Commission income – Commission income from private placements are recorded on a trade date basis as securities transactions occur.

Income tax status - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporation income taxes, the stockholders separately account for their share of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporate income taxes.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(i).

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of $5,000 minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2004, the Company had net capital of $ 9,472 ($4,472 in excess of its requirement) and the Company's aggregate indebtedness to net capital ratio was 1.33 to 1 (133%).

NOTE 3. CONCENTRATION OF REVENUE

All of the Company's revenue was derived from six clients.

NOTE 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at two large national banks. The cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000, the Company's balances may exceed that amount at any time.

NOTE 5. Related Party Transactions

During 2004 the Company paid its sole shareholder $587,000 in compensation and benefits. Additionally, as of December 31, the sole shareholder owed the Company $10,057 resulting from an overpayment of payroll to the shareholder that should have been withheld to fulfill the Company's payroll tax withholding obligation. This amount is reflected in the Statement of Financial Condition as Due from shareholder. In January 2005, the shareholder repaid the Company in full.

FALLBROOK CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2004

Computation of Net Capital	
Shareholders' equity qualified for net capital	$ 19,529
Less: Non-allowable assets	10,057
Tentative Net Capital	9,472
Haircuts	-
Net Capital	9,472
Computation of Aggregate Indebtedness	
Legal & professional fees payable	2,500
Payroll taxes payable	10,057
Total Aggregate Indebtedness	12,557
Ratio of aggregate indebtedness to net capital	1.33 to 1
Percentage of aggregate indebtedness to net capital	133%
Computation of Required Minimum Net Capital	
Calculation of Required Capital (the greater of):	
Regulatory minimum or	5,000
Calculated minimum (aggregate indebtedness @ 6.67%)	168
Required Capital	5,000
Net Capital in Excess of Requirement	4,472
Reconciliation with company's calculation as reported on December 31, 2004 FOCUS report	
Net Capital as reported in December 31, 2004 Form X-17A-5, Part IIA (unaudited) FOCUS report	22,029
Net adjustments to accrue year end payables	(12,557)
Net Capital, Per Above	$ 9,472

The accompanying notes are an integral part of these financial statements

FALLBROOK CAPITAL CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2004

Fallbrook Capital Corporation operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Fallbrook Capital Corporation is, therefore, exempt from the reserve formula calculations and possession and control computations.

Jason Ling, CPA, P.A.

786 NW 6th Drive
Boca Raton, FL 33486
Phone: (561) 361-9595; Fax: (561) 892-8382

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Board of Directors
Fallbrook Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Fallbrook Capital Corporation (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications and comparisons
2. recordation of differences required by rule 17a-13
3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

P. Jason Guy CPA, PA

Boca Raton, Florida
February 14, 2005